SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of March, 2000

                            --------------------

                         THE DIALOG CORPORATION PLC
                      (formerly known as M.A.I.D plc)
           (exact name of registrant as specified in its charter)

                            --------------------

                        THE COMMUNICATIONS BUILDING
                            48 LEICESTER SQUARE
                          LONDON WC2H 7DB, ENGLAND
                  (Address of Principal Executive Offices)

                           ---------------------

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      FORM 20-F |X|      FORM 40-F|_|

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         YES  |_|         NO  |X|


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         On March 23, the Registrant issued a press release entitled: "Dialog
Refocuses on Fast Growing Technology Divisions; Sells Information Services Division to the Thomson Corporation and Raises $44 Million to Fund Company to be Named Bright Station plc."


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2000

                                     THE DIALOG CORPORATION PLC

                                     By: /s/ David G. Mattey
                                         -------------------------------------
                                         David G. Mattey
                                         Chief Financial Officer









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                                  EXHIBIT INDEX

Exhibit No.             Description
-----------             -----------
99.1                    Press Release, "Dialog Refocuses on Fast
                        Growing Technology Divisions; Sells
                        Information Services Division to the Thomson
                        Corporation and Raises $44 Million to Fund
                        Company to be Named Bright Station plc.," dated March 23, 2000.